UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

EXELON CORPORATION

(a Pennsylvania Corporation)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name of the issuer of the securities held pursuant to

the Plan and the address of its principal executive offices)

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

INDEX TO FORM 11-K

Page No.
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	3

Notes to Financial Statements	4 - 13

Supplemental Schedule:

Schedule of Assets (Held at End of Year) as of December 31, 2007, Schedule H, Part IV, Item 4i of Form 5500	14

Note:    All other schedules of additional information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit Index	15

Signatures	16

Exhibits	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

Exelon Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Exelon Corporation Employee Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois
June 10, 2008

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

INVESTMENTS:
Investments at Current Value:
Exelon Corporation Common Stock	$466,375,439	$338,803,622
Registered Investment Companies	2,012,806,002	2,017,523,775
Short-term and Collective Investment Trust Funds	1,248,417,826	1,068,292,006
Participant Loans	74,294,034	70,813,317

Total Investments	3,801,893,301	3,495,432,720

RECEIVABLES:
Accrued Dividends and Interest	32,800	19,122
Accrued Employee Contributions	3,188,963	3,476,801
Accrued Employer Contributions	1,478,957	1,775,489
Other Receivables	5,100,817	223,128

Total Receivables	9,801,537	5,494,540

TOTAL ASSETS	3,811,694,838	3,500,927,260

LIABILITIES
Due to Broker for Securities Purchased	3,304,361	—
Accrued Administrative Expenses and Other Liabilities	763,565	1,532,546

TOTAL LIABILITIES	4,067,926	1,532,546

NET ASSETS AVAILABLE FOR BENEFITS	$3,807,626,912	$3,499,394,714

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

2007
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:

INVESTMENT INCOME:
Dividends on Exelon Corporation Common Stock	$9,744,984
Dividend and Interest Income from Registered Investment Companies and Collective Investment Trust Funds	157,217,431
Income from Participant Loans	5,686,008
Net Appreciation of Investments	190,357,728

Total Investment Income	363,006,151

CONTRIBUTIONS:
Employees	127,931,167
Employers	61,842,970
Rollovers	6,668,434

Total Contributions	196,442,571

TOTAL ADDITIONS	559,448,722

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Withdrawals by Participants	241,856,819
Dividend Distributions	9,744,984
Administrative Expenses	1,546,219

TOTAL DEDUCTIONS	253,148,022

NET INCREASE BEFORE TRANSFERS	306,300,700

NET ASSETS TRANSFERRED FROM OTHER PLANS	1,931,498

NET INCREASE AFTER TRANSFERS	308,232,198

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR	3,499,394,714

END OF YEAR	$3,807,626,912

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. Plan Description. The following description of the Exelon Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

a. General. The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with employer contributions. On March 30, 2001, the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”).

The Plan provides that any regular employee of Exelon Corporation (“Exelon” or the “Corporation”) and any other affiliated company that adopts the Plan (the “Companies”) with the consent of the Corporation is eligible to elect to participate in the Plan. There were 23,487 and 23,561 Plan participants at December 31, 2007 and 2006, respectively.

The Corporation is the sponsor of the Plan. The Corporation’s Director of Employee Benefit Plans and Programs is the administrator of the Plan (the “Plan Administrator”). The Plan Administrator has the responsibility for day-to-day administration of the Plan. An investment committee (the “Investment Committee”) appointed by the Governance Committee of the Corporation’s Board of Directors is responsible for the selection and retention of the Plan’s investment options and any investment manager which may be appointed under the Exelon Corporation Employee Savings Plan trust (the “Trust”). Fidelity Management Trust Company is the Plan trustee (the “Trustee”) and Fidelity Investments Institutional Operations Company Inc. is the Plan recordkeeper.

b. Contributions. The Plan permits salaried and non-represented hourly employees and employees represented by International Brotherhood of Electrical Workers (“IBEW”) Local 614 to contribute between 1% and 50% of their normal base pay each pay period on a pre-tax basis, an after-tax basis, a Roth basis (described below) or a combination of the three. Salaried and non-represented hourly employees and employees represented by IBEW Local 614 receive a company matching contribution at a rate of 100% of the first 5% of contributions (whether pre-tax, after-tax, or Roth) per pay period.

The Plan permits employees represented by IBEW Local 15 to contribute between 1% and 15% of the sum of their normal base pay plus certain overtime on a pre-tax basis and between 1% and 10% on an after-tax basis. Although the Plan permits contributions of up to 15% of pay on a pre-tax basis and up to 10% of base pay on an after-tax basis, the combined maximum employee contributions may not exceed 20% of pay. The Companies match the contributions at a rate of 100% of the first 2% contributed per pay period, 84% of the following 1% contributed per pay period, 83% of the following 2% contributed per pay period and 25% of the following 1% contributed per pay period.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Plan permits employees represented by United Workers of America (“UWA”) Local 369 to contribute between 1% and 50% of their normal base pay and scheduled overtime pay for each pay period on a pre-tax basis, an after-tax basis, a Roth basis or a combination of the three. For Exelon subsidiaries that have adopted the Plan, the company match contribution for employees represented by UWA Local 369 is 100% of the first 3% of pre-tax contributions per pay period if the employee has more than 12 months of service. No company match is provided during the first six months of service and the match is 50% of the first 3% of pre-tax contributions per pay period between 6 and 12 months of service. Based on the collective bargaining agreement effective January 31, 2007, the company match contribution for this group increased to a rate of 100% of the first 5% of contributions (whether pre-tax, after-tax, or Roth) per pay period effective January 1, 2008.

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual Internal Revenue Service (“IRS”) limit on that type of contribution or be contributing at the maximum base pay level.

Effective with the first pay period on or after June 1, 2006, salaried and non-represented hourly employees and employees represented by IBEW Local 614 and UWA Local 369 can elect to make some or all of their contributions as “Roth” contributions, which are made after-tax and are included in current taxable income. Roth earnings and distributions are tax-free if they are part of a “qualified distribution”. A Roth distribution is qualified in the event of either retirement or termination, and earnings can be withdrawn tax-free as long as five tax years have passed since the date of the first Roth 401(k) contribution, and the participant has attained at least age 59  1/2. In the event of death, beneficiaries may be able to receive distributions tax-free if the participant’s death (and the distributions) occurred at least five tax years after the participant began making Roth contributions. In the event of disability, the participant’s earnings can be withdrawn tax-free if five tax years have passed since the date of the first Roth 401(k) contribution.

c. Investment Options. The Plan investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA. The investment options provided under the Plan are described as follows:

The Exelon Corporation Stock Fund is required to be invested in Exelon Corporation common stock, except for short-term investments used to meet the fund’s liquidity needs. The actual amount of short-term investments on any given business day will vary with the amount of cash awaiting investment and participant activity of the fund (contributions, redemptions, exchanges and withdrawals).

The UBS Diversified Fund – Class A is a global balanced asset allocation collective fund. The fund is a broadly diversified portfolio of stocks, bonds, real estate and private market investments in the United States and a broad range of other countries, including a small allocation in emerging markets. The fund is invested in the Multi-Asset Portfolio offered through UBS Global Asset Management Trust Company and UBS Global Asset Management. The fund is actively managed within an asset allocation framework that encompasses the full range of market, currency and security exposures within the world capital markets.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Fidelity Managed Income Portfolio II – Class 3 (“MIP II”), managed by the Trustee, invests in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. A small portion of MIP II is invested in a money market fund to provide daily liquidity. Other investment contracts (“wrap contracts”) are purchased in conjunction with an investment in MIP II in fixed income securities, which may include United States treasury bonds, corporate bonds or mortgage-backed securities and bond funds.

The Fidelity Growth Company Fund is a mutual fund invested primarily in common stock of companies with earnings or gross sales that indicate the possibility for above-average growth. These may be companies of any size and may include newly established companies and less well-known companies in emerging areas of the economy.

The Fidelity Low-Priced Stock Fund is a growth mutual fund. This fund seeks capital appreciation and invests mainly in U.S. and foreign low-priced stocks that may be undervalued, overlooked or out of favor. Generally, “low-priced” is considered $35 or less at time of purchase. These often are stocks of smaller, less well-known companies. This fund has a redemption fee of 1.5% on shares held less than 90 days. Fidelity closed the fund to new investors on July 30, 2004.

The Fidelity Contrafund is a growth mutual fund that seeks to provide capital appreciation. The fund invests primarily in common stocks of domestic and foreign issuers. The fund invests in securities of companies whose value the manager believes is not fully recognized by the public.

The Morgan Stanley Institutional Fund, Inc. International Equity Portfolio – Class A is a growth-oriented mutual fund that invests in stocks of companies domiciled outside the United States. It tries to increase the value of investments over the long term through growth of capital by investing primarily in equity securities of companies domiciled in developed markets outside of the United States.

The Legg Mason Value Trust Fund – Institutional Class is a large-cap equity mutual fund that uses the value approach to investing. This fund invests in stocks that the advisor believes are undervalued and, therefore, offer above-average potential for capital appreciation.

The PIMCO Total Return Fund – Institutional Class is an income mutual fund with the goal to provide a high total return that exceeds general bond market indices. The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years), investments may also include short- and long-maturity bonds.

The T. Rowe Price Capital Appreciation Fund is a growth mutual fund that seeks to maximize long-term capital appreciation by investing primarily in equities. The fund invests primarily in common stocks and may hold fixed income and other securities to help preserve principal value in uncertain declining markets. The fund invests primarily in the common stocks of established U.S. companies believed to have above-average potential for capital growth.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The T. Rowe Price High Yield Fund is an income mutual fund with the goal to provide high current income and, secondarily, capital appreciation. The fund normally invests at least 80% of its total assets in a diversified portfolio of high-yield corporate, or “junk” bonds, income producing convertible securities and preferred stocks. The dollar-weighted average maturity generally is expected to be in the 6 to 10 year range.

The Northern Trust Daily Small Cap Equity Index Fund is a small company collective index fund managed by Northern Trust Global Investments. The fund invests primarily in common stocks in the small to mid cap sector of the U.S. equity markets with the goal of approximating the risk and return characteristics of the Dow Jones Wilshire 4500 Completion Index. The Wilshire 4500 is an unmanaged market capitalization-weighted index that represents substantially all U.S. equity issues with readily available prices, excluding components of the S&P 500.

The Northern Trust Daily EAFE Index Fund is a collective international index fund managed by Northern Trust Global Investments that invests its own Collective Daily Funds—the Japan Index Fund, United Kingdom Index Fund, Continental Europe Index Fund and Southwest Pacific Index Fund—in proportional weights to the Morgan Stanley Capital International EAFE (Europe, Australasia, Far East) Index. The EAFE Index is an unmanaged market capitalization-weighted index representing stocks of companies within 21 developed countries outside of the U.S. and Canada.

The BGI Equity Index Fund – Class T is a growth and income commingled fund managed by Barclays’ Global Investors, N.A. that invests primarily in the broadly diversified common stocks of the 500 companies that make up the S&P 500. The fund holds each stock in the same proportion in which it is represented in the index, which means it is weighted by stock price multiplied by shares outstanding. Stocks are selected based on the composition of the index rather than according to subjective opinions about individual companies or industries.

The BGI U.S. Debt Index Fund – Class K is a fund managed by Barclays’ Global Investors, N.A. that invests in bonds within the U.S. The fund invests in investment-grade securities with maturities of at least one year, including U.S. Treasury and U.S. agency securities, corporate bonds, asset-backed and mortgage-backed securities. The fund will invest in these types of investments in approximately the same proportion as the Lehman Brothers Aggregate Bond Index. This index is a broad unmanaged index that measures the aggregate performance of the U.S. market for investment-grade bonds.

The American Beacon Large Cap Value Fund – Institutional Class is a fund managed by American Beacon Advisors, Inc., that seeks to provide long-term capital appreciation and current income. The fund invests at least 80% of the fund’s net assets in equity securities of large market capitalization companies. These companies generally will have capitalizations similar to market capitalizations of companies in the Russell 1000 Index at the time of investment. The fund seeks to identify securities that the sub-advisors believe to be undervalued.

The Pennsylvania Mutual Fund – Investment Class is a fund managed by Royce and Associates, LLC, which seeks to provide long-term capital growth. The fund primarily invests in a broadly diversified portfolio of equity securities issued by both small and micro-cap companies that it believes are trading significantly below its estimate of their current worth.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

The Vanguard Target Retirement Funds are asset allocation funds managed by the Vanguard Group that invest in a collection of other Vanguard index mutual funds. The allocation strategy among the underlying funds with a target retirement date is based on the number of years until a participant’s retirement. For funds with a target retirement date, the funds asset allocation will become more conservative over time.

The Vanguard Target Retirement Income Fund seeks to provide current income and some capital appreciation. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement.

The Vanguard Target Retirement 2005 Fund seeks to provide growth of capital and current income. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2005.

The Vanguard Target Retirement 2015 Fund seeks to provide growth of capital and current income. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2015.

The Vanguard Target Retirement 2025 Fund seeks to provide growth of capital and current income. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2025.

The Vanguard Target Retirement 2035 Fund seeks to provide growth of capital and current income. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2035.

The Vanguard Target Retirement 2045 Fund seeks to provide growth of capital and current income. The fund invests in other Vanguard mutual funds according to an asset allocation strategy designed for investors planning to retire in or within a few years of 2045.

d. Discontinued Funds. Each year, the Investment Committee comprehensively reviews the investment options provided under the Plan, and provides recommendations to the Corporation as to whether any funds should be discontinued. Based on these reviews, Exelon discontinued offering the following funds:

The Fidelity Dividend Growth Fund was discontinued as of December 31, 2007. Assets not previously transferred to other investment options by participants were transferred to the BGI Equity Index Fund-Class T.

The BGI Extended Market Index Fund was discontinued as of December 31, 2007. Assets not previously transferred to other investment options by participants were transferred to the Northern Trust Daily Small Cap Equity Index Fund.

The BGI EAFE Index Fund was discontinued as of December 31, 2007. Assets not previously transferred to other investment options by participants were transferred to the Northern Trust Daily EAFE Index Fund.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

e. Participant Loans. A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year (with a maximum of five loans outstanding at any time) and the loan shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For a general-purpose loan, the maximum period is five years. For a home loan, the maximum term is fifteen years and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable.

f. Vesting of Participants’ Accounts. A participant’s accounts are fully vested at all times.

g. Withdrawals by Participants While Employed. A participant may withdraw up to the entire balance of the participant’s after-tax contributions account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume contributions to the Plan. A participant may also withdraw up to an amount equal to the balance in his or her rollover account.

A participant may make withdrawals from the participant’s before-tax contributions, but only if the participant has attained age 59  1/2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations there under. Financial hardship withdrawals from a before-tax contributions account suspend the participant’s right to make contributions to the Plan for six months.

While any loan to the participant remains outstanding, the amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.

h. Distributions upon Termination of Employment. Upon termination of employment, including the retirement, total disability or death of a participant, distribution of the balances of the participant’s after-tax contributions account, before-tax contributions account, rollover account and employer matching contributions account is made to the participant or, in the event of the participant’s death, to the participant’s designated beneficiary or beneficiaries. Such distribution will be made, as elected by the participant, in the form of either a lump-sum payment or in substantially equal annual installments over a period not exceeding the lesser of 15 years or the life expectancy of the participant or beneficiary. A participant may elect to defer distributions until age 70- 1/2. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59- 1/ 2, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

i. Administrative Expenses. A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other operating expenses) are used to cover the expenses related to running an investment fund, and are deducted directly from a participant’s investment returns. Plan administration fees cover the day-to-day expenses of administering the Plan, and may be charged directly to a participant’s account or covered by a portion of the asset-based fees deducted directly from investment returns. However, fund management fees with respect to the UBS Diversified Fund and the Exelon Corporation Stock Fund are subtracted from a participant’s account balance, rather than reducing gross earnings. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans), and are charged directly against a participant’s account balance.

j. Participant Accounts. Each participant’s account is credited with the participant’s contribution and allocations of (i) the Companies’ contributions and (ii) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant elections or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

k. Employee Stock Ownership Plan. If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Plan recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend.

2. Summary of Significant Accounting Policies.

a. General. The Plan follows the accrual method of accounting for recording contributions from participants and employers, income from investments, purchases and sales of investments and administrative expenses. Withdrawals are recorded when paid.

b. Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

c. Investment Valuation and Income Recognition. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gain (loss) on the sale of investments and the unrealized appreciation (depreciation) in the fair value of investments.

Investments in Exelon Corporation Common Stock are valued at the closing sales price as reported on the New York Stock Exchange.

Short-term investments are valued at cost, which approximates fair value.

Common commingled trust funds are stated at fair value and valued daily based on the quoted market prices of the underlying securities.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Shares of mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year.

Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

d. Recent Accounting Pronouncement. In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not change the requirements to apply fair value in existing accounting standards.

SFAS No. 157 was effective and will be adopted by the Plan as of January 1, 2008. The adoption of SFAS No. 157 is not expected to have a material impact to the Plan.

3. Net Appreciation of Investments. During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2007
Exelon Corporation Common Stock	$120,767,479
Registered Investment Companies	27,046,488
Collective Investment Trust Funds	42,543,761

$190,357,728

4. Investments. The current values of the Plan’s investments at December 31, 2007 and 2006, which represent 5% or more of the Plan’s net assets, are summarized as follows:

	2007	2006
Fidelity Managed Income Portfolio II	$416,456,640	$405,863,191
UBS Diversified Fund	268,222,107	261,603,715
Exelon Corporation Common Stock	466,375,439	338,803,622
Fidelity Growth Company Fund	375,504,366	319,880,791
BGI Equity Index T Fund	444,865,989	306,440,021
Legg Mason Value Trust Fund	265,000,134	319,270,174
Fidelity Contrafund	404,096,186	335,812,815
Fidelity Low-Priced Stock Fund	194,087,723	215,613,888

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. Risks and Uncertainties. The Plan provides for various investment options in several investment securities and instruments, including common stock of Exelon Corporation. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. No collateral or other security is required by the Trustee to collateralize these financial statements.

From time to time, investment managers may use derivative financial instruments including forward foreign exchange, futures, and swap contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. A futures contract is an agreement involving the delivery of a particular asset on a specified future date at an agreed upon price. Risks of entering into futures contracts include the possibility that there may be an illiquid market and that changes in the value of the contracts may not correlate with changes in the value of the underlying securities. A forward foreign exchange contract is a commitment to purchase or sell a foreign currency at a future date at a negotiated forward rate. Risks associated with such contracts include movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. An interest rate swap is an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount. Risks associated with interest rate swaps include a failure to effectively hedge against interest rate changes, and the ability of the counterparty to perform. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments.

6. Income Tax Status. The Plan obtained its latest determination letter on June 1, 2004 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan design remains in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7. Plan Termination. The Plan may be amended, modified or terminated by the Corporation at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan. The Corporation has no current intentions of terminating the Plan.

8. Related-Party Transactions. Investment options in the Plan include mutual funds managed by the Trustee or its affiliates. In addition, the Plan holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

9. Plan Transfers. In 2007, there were total transfers to the Plan of $1,931,498 ($356,563 from the AmerGen Employee Savings Plan for TMI and Oyster Creek Bargaining Employees, $1,073,264 from the AmerGen Employee Savings Plan for Clinton Bargaining Employees, and $501,671 from the Exelon Corporation 401(k) Profit Sharing Plan No. 2).

10. Savings Plan Claim. On September 11, 2006, five individuals claiming to be participants in the Plan filed a putative class action lawsuit in the United States District Court for the Northern District of Illinois. The complaint names as defendants Exelon, its Director of Employee Benefit Plans and Programs, the Employee Savings Plan Investment Committee, the Compensation and the Risk Oversight Committees of Exelon’s Board of Directors and members of those committees. The complaint alleges that the defendants breached fiduciary duties under ERISA by, among other things, permitting fees and expenses to be incurred by the Savings Plan that allegedly were unreasonable and for purposes other than to benefit the Savings Plan and participants, and failing to disclose purported “revenue sharing” arrangements among the Savings Plan’s service providers. The plaintiffs seek declaratory, equitable and monetary relief on behalf of the Savings Plan and participants, including alleged investment losses. On February 21, 2007, the district court granted the defendants’ motion to strike the plaintiffs’ claim for investment losses. On June 27, 2007, the district court granted the plaintiffs’ motion for class certification. On June 28, 2007, the district court granted the defendants’ motion to stay proceedings in this action pending the outcome of the pending appeal to the U.S. Seventh Circuit Court of Appeals in another case not involving Exelon. In that case, an appeal has been taken from the June 20, 2007 decision of the U.S. District Court for the Western District of Wisconsin, which dismissed with prejudice substantially similar claims.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

Schedule H, Part IV, Item 4i of Form 5500

Employer Identification Number 23-2990190, Plan Number 003

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value			(e) Current Value
	COMMON STOCK

*	Exelon Corporation Common Stock	5,712,585		shares	$466,375,439

	SHORT-TERM AND COLLECTIVE INVESTMENT TRUST FUNDS

	Money Market Funds
*	FMTC Institutional Cash Portfolio	9,302,831		units	9,302,831

	Collective Investment Trust Funds
	UBS Diversified Fund - Class A	124,113		units	268,222,107
	BGI Equity Index Fund Class T	9,575,247		units	444,865,989
	NTGI Daily Small Cap Equity Index Fund	3,807,267		units	38,703,926
	NTGI Daily EAFE Index Fund	5,665,634		units	61,624,358
	BGI U.S. Debt Index Fund Class K	400,432		units	9,241,975
*	Fidelity Managed Income Portfolio II Class 3	416,456,640		units	416,456,640

					1,239,114,995

	Total Short-term and Collective Investments				1,248,417,826

	REGISTERED INVESTMENT COMPANIES

*	Fidelity Contrafund	5,527,235		shares	404,096,186
*	Fidelity Growth Company Fund	4,525,239		shares	375,504,366
*	Fidelity Low-Priced Stock Fund	4,718,885		shares	194,087,723
	Vanguard Target Retirement Income Fund	592,977		shares	6,599,834
	Vanguard Target Retirement 2005 Fund	913,390		shares	10,978,945
	Vanguard Target Retirement 2015 Fund	4,505,175		shares	58,837,580
	Vanguard Target Retirement 2025 Fund	5,103,520		shares	70,020,291
	Vanguard Target Retirement 2035 Fund	2,601,638		shares	38,035,946
	Vanguard Target Retirement 2045 Fund	1,005,217		shares	15,168,718
	PIMCO Total Return Fund - Institutional Class	11,555,368		shares	123,526,884
	T. Rowe Price Capital Appreciation Fund	8,475,575		shares	168,663,947
	T. Rowe Price High Yield Fund	6,279,266		shares	42,322,252
	Morgan Stanley International Equity Portfolio - Class A	8,721,169		shares	165,004,513
	Pennsylvania Mutual Fund - Investment Class	3,528,766		shares	38,181,252
	American Beacon Large Cap Value Fund - Institutional Class	1,566,997		shares	36,777,431
	Legg Mason Value Trust Institutional Class Fund	3,766,346		shares	265,000,134

	Total Registered Investment Companies				2,012,806,002

	LOANS

	Participant Loans	(5.00% - 10.50%	)		74,294,034

	TOTAL INVESTMENTS				$3,801,893,301

*	A party-in-interest to the Plan

Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2007:

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Exelon Corporation Employee Savings Plan

Date: June 23, 2008

/s/ William Bergman
William Bergman
Plan Administrator